UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marblegate Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

56608A 105

(CUSIP Number)

Andrew Milgram

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

Telephone: (212) 370-1300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56608A 105	13D	Page 2 of 11 pages

1	Names of Reporting Persons. Marblegate Acquisition LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 8,439,469
8 Shared Voting Power 0
9 Sole Dispositive Power 8,439,469
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,439,469 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 20.48%(1)
14	Type of Reporting Person (See Instructions) OO

(1)

Based on 41,213,333 shares of the Issuer’s (as defined below) common stock outstanding, reflecting (i) 30,910,000 shares of Class A common stock and (ii) 10,303,333 shares of Class B common stock, reflecting the 11,810,833 shares of Class B common stock reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, as filed with the U.S. Securities and Exchange Commission on November 10, 2021, less 1,507,500 shares of Class B common stock forfeited as of November 15, 2021 by the Sponsor (as defined below) to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

CUSIP No. 56608A 105	13D	Page 3 of 11 pages

1	Names of Reporting Persons. Marblegate Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,439,469
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,439,469
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,439,469 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 20.48%(1)
14	Type of Reporting Person (See Instructions) OO

(1)

Based on 41,213,333 shares of the Issuer’s common stock outstanding, reflecting (i) 30,910,000 shares of Class A common stock and (ii) 10,303,333 shares of Class B common stock, reflecting the 11,810,833 shares of Class B common stock reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, as filed with the U.S. Securities and Exchange Commission on November 10, 2021, less 1,507,500 shares of Class B common stock forfeited as of November 15, 2021 by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

(2)	Marblegate Asset Management, LLC (the “Sponsor”) is the record holder of the securities reported herein. Marblegate Asset Management, LLC ("MAM") is the managing member of the Sponsor and each

CUSIP No. 56608A 105	13D	Page 4 of 11 pages

of Andrew Milgram and Paul Arrouet are managing partners of MAM. Messrs. Milgram and Arrouet may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of their control over the Sponsor, as managing partners of the Sponsor's managing member. Messrs. Milgram and Arrouet each disclaims beneficial ownership of the common stock held by the Sponsor other than to the extent of his pecuniary interest in such shares.

CUSIP No. 56608A 105	13D	Page 5 of 11 pages

1	Names of Reporting Persons. Andrew Milgram
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,439,469
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,439,469
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,439,469 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 20.48%(1)
14	Type of Reporting Person (See Instructions) IN

(1)

Based on 41,213,333 shares of the Issuer’s common stock outstanding, reflecting (i) 30,910,000 shares of Class A common stock and (ii) 10,303,333 shares of Class B common stock, reflecting the 11,810,833 shares of Class B common stock reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, as filed with the U.S. Securities and Exchange Commission on November 10, 2021, less 1,507,500 shares of Class B common stock forfeited as of November 15, 2021 by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

(2)	The Sponsor is the record holder of the securities reported herein. MAM is the managing member of the Sponsor and each of Andrew Milgram and Paul Arrouet are managing partners of MAM. Messrs.

CUSIP No. 56608A 105	13D	Page 6 of 11 pages

Milgram and Arrouet may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of their control over the Sponsor, as managing partners of the Sponsor's managing member. Messrs. Milgram and Arrouet each disclaims beneficial ownership of the common stock held by the Sponsor other than to the extent of his pecuniary interest in such shares.

CUSIP No. 56608A 105	13D	Page 7 of 11 pages

1	Names of Reporting Persons. Paul Arrouet
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,439,469
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,439,469
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,439,469 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 20.48%(1)
14	Type of Reporting Person (See Instructions) IN

(1)

Based on 41,213,333 shares of the Issuer’s common stock outstanding, reflecting (i) 30,910,000 shares of Class A common stock and (ii) 10,303,333 shares of Class B common stock, reflecting the 11,810,833 shares of Class B common stock reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, as filed with the U.S. Securities and Exchange Commission on November 10, 2021, net of 1,507,500 shares of Class B common stock forfeited as of November 15, 2021 by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

(2)

The Sponsor is the record holder of the securities reported herein. MAM is the managing member of the Sponsor and each of Andrew Milgram and Paul Arrouet are managing partners of MAM. Messrs. Milgram and Arrouet may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of their control over the Sponsor, as managing partners of the Sponsor's managing member. Messrs. Milgram and Arrouet each disclaims beneficial ownership of the common stock held

CUSIP No. 56608A 105	13D	Page 8 of 11 pages

by the Sponsor other than to the extent of his pecuniary interest in such shares.

CUSIP No. 56608A 105	13D	Page 9 of 11 pages

Item 1.Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 15, 2021 (the “Original Schedule 13D”), relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Marblegate Acquisition Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at c/o Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, NY 10105.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph after the first paragraph:

On November 15, 2021, as contemplated in connection with the initial public offering (“IPO”) of the Issuer, 1,507,500 Founder Shares were forfeited by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph after the first paragraph under the caption “Founder Shares”:

On November 15, 2021, as contemplated in connection with the IPO, 1,507,500 Founder Shares were forfeited by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Amendment No. 1, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 41,213,333 shares of Common Stock outstanding as of the date hereof, which includes: (i) 30,000,000 shares of Common

CUSIP No. 56608A 105	13D	Page 10 of 11 pages

Stock issued in the IPO, (ii) 910,000 shares of Common Stock included in the Placement Units, and (iii) 10,303,333 shares of Common Stock issuable upon conversion of the Founder Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Marblegate Acquisition LLC	8,439,469	20.48%	8,439,469	0	8,439,469	0
Marblegate Asset Management, LLC	8,439,469	20.48%	0	8,439,469	0	8,439,469
Andrew Milgram	8,439,469	20.48%	0	8,439,469	0	8,439,469
Paul Arrouet	8,439,469	20.48%	0	8,439,469	0	8,439,469

The securities reported above are held of record by Sponsor and include: (i) 610,000 shares of Common Stock included in the Placement Units, and (ii) 7,829,469 shares of Common Stock issuable upon conversion of the Founder Shares.

Sponsor is the record holder of the securities reported herein. MAM is the managing member of Sponsor, and Andrew Milgram and Paul Arrouet are managing partners of MAM. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Messrs. Milgram and Arrouet each disclaims beneficial ownership of the securities held by the Sponsor other than to the extent of his pecuniary interest in such securities.

(c)The Reporting Person has not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 1, except as described herein.

(d)Not applicable.

(e)Not applicable.

CUSIP No. 56608A 105	13D	Page 11 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 14, 2022

MARBLEGATE ACQUISITION LLC
By: Marblegate Asset Management, LLC, its managing member

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	a Managing Partner of Marblegate Asset Management, LLC

MARBLEGATE ASSET MANAGEMENT, LLC

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	a Managing Partner

ANDREW MILGRAM

/s/ Andrew Milgram

PAUL ARROUET

/s/ Paul Arrouet